UNITED STATES               OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION  OMB Number:3235-0058
                  WASHINGTON, D.C.  20549
                                                Expires:May 31, 1997
                        FORM 12B-25
                                                Estimated average
                NOTIFICATION OF LATE FILING     burden hours per
                                                response:    2.50

                                                 SEC FILE NUMBER
                                                     0-17816

                                                   CUSIP NUMBER
                                                    00086769L1


(Check One): [X] Form 10-K  [] Form 20-F  [] Form 11-K
                            [] Form 10-Q  [] Form N-SAR

          For Period Ended:       December 31, 1996
          [ ]     Transition Report on Form 10-K
          [ ]     Transition Report on Form 20-F
          [ ]     Transition Report on Form 11-K
          [ ]     Transition Report on Form 10-Q
          [ ]     Transition Report on Form N-SAR
          For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form.  Please
                         Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
    COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full Name of Registrant
     Sunrise Technologies International, Inc.

Former Name if Applicable
     47257 Fremont Boulevard

Address of Principal Executive Office (Street and Number)
     Fremont, California  94538

City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if Appropriate)

   (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
[X] or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 22-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The registrant's chief financial officer resigned in June, 1996, and his replacement, Clara Munley, was not hired until February 1997. In addition to needing time to understand the business and financial operations of the registrant, Ms. Munley previously has not worked for a publicly held company and does not have experience in the preparation of Securities and Exchange Commission ("Commission") reports. In addition, in December 1996 and January 1997, the registrant was negotiating the acquisition of a corneal topography company; in February and March 1997, the registrant effected a private placement of approximately $4.1 million of 5% convertible notes due 1999; and in March 1997, the registrant entered into an Asset Purchase Agreement which provides for the sale of the registrant's dental business, which constitutes substantially all of the registrant's assets (the "Sale"). All of these transactions have required, and the Sale continues to require, substantial management and other resources of the registrant. The registrant's proxy statement filed with the Commission in connection with the Sale currently is under review by the Staff of the Commission.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:
        David W. Light             510              623-9001
               (Name)           (Area Code)   (Telephone Number)
(2)     Have  all  other periodic reports  required
  under  Section  13  or 15(d)  of  the  Securities
  Exchange  Act  of  1934  or  Section  30  of  the
  Investment   Company  Act  of  1940  during   the
  preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                  [X] Yes  [] No

(3)     Is  it  anticipated  that  any  significant
  change   in  results  of  operations   from   the
  corresponding  period for the  last  fiscal  year
  will  be reflected by the earnings statements  to
  be  included  in  the subject report  or  portion
  thereof?
                                                  [X] Yes  [] No
  If  so,  attach an explanation of the anticipated
  change,   both  narratively  and  quantitatively,
  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (see attached)


            Sunrise Technologies International, Inc.
          (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 28, 1997                     By /s/ David W. Light
                                             David W. Light,
                                             President & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
        FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                      GENERAL INSTRUCTIONS

1. This  form  is required by Rule 12b-25 (17 CFR 240.12b-25)  of
   the   General  Rules  and  Regulations  under  the  Securities
   Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments  to  the notifications must also be filed  on  form
   12b-25  but  need  not  restate  information  that  has   been
   correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).

                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

                             FORM 10K

Registrant:     Sunrise Technologies International, Inc.


PART IV - OTHER INFORMATION

(3) There is no significant change in the structure of the company as of December 31, 1996 as compared to the same period for 1995. The Company anticipates selling its dental business during the second quarter of 1997. Based on the status of our current financial statements for the year ended December 31, 1996, net loss will be significantly higher than the corresponding period for 1995.